

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Peter Liu
Chief Executive Officer
SONIM TECHNOLOGIES INC
4445 Eastgate Mall, Suite 200
San Diego, CA 92121

> **Re: SONIM TECHNOLOGIES INC**
> **Registration Statement on Form S-3**
> **Filed September 16, 2024**
> **File No. 333-282156**

Dear Peter Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing